UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 4

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,844,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 12,844,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,844,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.88% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on July 11, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Amendment No. 2 to Form F-1 filed with the Securities and Exchange Commission on July 12, 2019 (the “Form F-1”).

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The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019, June 14, 2019, July 10, 2019, and August 8, 2019, is hereby amended as set forth below by this Amendment No. 5.

Item 4          Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

On August 27, 2019, Capital Point initiated additional legal proceedings in the District Court of Tel Aviv-Yafo (Economic Division) to compel the Issuer to convene a special general meeting of shareholders and to schedule an emergency hearing before the Court on the matter. This followed the Issuer’s rejection on August 21, 2019 of Capital Point’s August 1, 2019 demand to convene a special general meeting of shareholders pursuant to its right as a more-than 5% shareholder under the Issuer’s Amended and Restated Articles of Association and the Israeli Companies Law. On August 27, 2019, the Court rejected Capital Point’s motion for an emergency hearing, permitting each side to make additional pleadings. Capital Point responded to the Court on September 8, 2019 and the Issuer’s response is due on September 19, 2019.

On September 11, 2019, Capital Point filed a request for a temporary injunction with the District Court of Tel Aviv-Yafo (Economic Division) to prevent execution of a collaboration agreement between the Issuer and Univo Pharmaceuticals (“Univo”) that would violate a Supreme Court decision on July 29, 2019 requiring notice and participation rights to Capital Point should the Issuer seek to raise additional capital in order to prevent the Issuer from diluting Capital Point's holdings in the Issuer's ordinary shares. According to a press release by the Issuer on September 10, 2019, in exchange for certain laboratory and consulting services the Issuer agreed to pay Univo $500,000 and issue it approximately 19.9 million of its ordinary shares representing approximately 16.6% of the total ordinary shares outstanding after giving effect to the issuance. In its temporary injunction request, Capital Point said that such agreement attempts to circumvent the July 29, 2019 Supreme Court decision, dilute Capital Point’s holdings and prevent Capital Point from exercising its lawful rights as a shareholder under the Israel Companies Law and the Issuer’s Amended and Restated Articles of Association, causing irreparable harm to Capital Point. Captial Point further said that the agreement between the Issuer and Univo was illegal, since it would make Univo the controlling shareholder of the Issuer without approval of such agreement at a general meeting of shareholders, as required by the Israel Companies Law. Responding to the temporary injunction request, the District Court froze execution of the agreement with Univo until a hearing could be held on the matter on September 18, 2019, subject to a NIS 225,000 bank guarantee or deposit by Capital Point in the event of damages to the Issuer.

Item 7          Materials to Be Filed as Exhibits

   Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018 (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed on June 6, 2019).
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
99.2	Letter to Issuer, dated June 20, 2019 (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.3	Letter to Issuer, dated June 30, 2019 (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.4	Letter to Issuer, dated July 1, 2019 (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.5	Letter to Issuer, dated August 1, 2019 (incorporated by reference to Exhibit 99.5 to Amendment No. 4 to Schedule 13D filed on August 8, 2019).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

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